Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-162195
Dated: February 2, 2010

Structured Solutions Snapshot

3-Year Market Contribution Securities (MCS) linked to the Deutsche Bank Liquid Commodity Index – Mean Reversion PlusTM Total Return

Investment Rationale & Positioning	Description & Return Profile
■ Commodities investment strategy, which combines an approach of seeking to optimize sector allocation in commodities with a rule-based momentum strategy that aims at immunizing returns from downturns in commodity markets.
■ During bullish commodity cycles, the index increases its commodity exposure up to a maximum of 100% and gradually reduces its commodity exposure as the cycle reverses, and could eventually go down to zero commodity exposure.
■ For the portion of the index exposed to commodities, the index seeks to dynamically underweigh relatively expensive commodities and overweigh relatively cheap commodities.

The Deutsche Bank Liquid Commodity Index – Mean Reversion PlusTM (DBLCI-MR Plus) Total Return MCS offer clients:
■ A vehicle for expressing a moderately bullish view on the commodity markets, specifically the DBLCI-MR PlusTM Total Return, over the next 3 years.
■ Full Participation in the upside and downside performance of the DBLCI-MR PlusTM Total Return, reduced by an Adjustment Factor of 2.00% each year the securities remain outstanding (applied at Maturity or upon Early Redemption).
■ Best-Case Scenario: Participation in any positive index return, net of the Adjustment Factor. The redemption amount of the MCS is uncapped if the Mean Reversion Plus Index increases in value.
■ Worst-Case Scenario: Full downside risk; if the Mean Reversion Plus Index falls below its initial closing level, investors will participate dollar-for-dollar on the downside, in addition to the deduction of the Adjustment Factor.

Key Terms
Issuer	Deutsche Bank AG, London Branch
Underlying	Deutsche Bank Liquid Commodity Index – Mean Reversion PlusTM Total Return (Bloomberg: DBLCMPUT Index <GO>)
Subscription Period Closes	9:00 AM New York Time March 5, 2010
Maturity	3 Years, subject to Early Redemption
Investment Currency	USD
Principal Protection	None
Participation	100% in appreciation/depreciation of the Underlying less an Adjustment Factor
Investment Amount	$10,000 minimum with $1,000 increments thereafter
Early Redemption	Redemption prior to Maturity at the option of the investor on a specified annual Early Redemption date.
Adjustment Factor	2.00% annually; applied at Maturity or upon any Early Redemption.
Eligible Purchasers	N.A.
Selling Restrictions
Employees of Deutsche Bank Trust Company Americas cannot sell the securities to residents of Arizona, Hawaii, Illinois, Louisiana, North Dakota, Rhode Island, South Carolina and Texas, except in limited circumstances. For Florida residents, all sales must be effected by employees of Deutsche Bank Florida. Employees of Deutsche Bank Securities Inc. can sell the securities to residents in all 50 states.

IRA, ERISA eligible?	No
Listing
The securities will not be listed on any securities exchange. Deutsche Bank Securities Inc. (“DBSI”) intends to offer to purchase the securities in the secondary market but is not required to do so. Purchases made by DBSI in the secondary market will be subject to an additional 0.50%-0.75% fee.

Leverage	Please contact Lending for information regarding eligibility.

Benefits / Considerations	Retrospective and Historical Performance of the DBLCI-MR PlusTM Total Return
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The DBLCI-MR PlusTM Total Return Index became an investable index in July 2007. Annualized returns from January 2000 through July 2007 were retrospectively calculated. Hypothetical and past performance is not indicative of future results.

■	Index levels are available daily on Bloomberg (DBLCMPUT Index <GO>)
■	Annual Adjustment Factor of 2.00%. A fee of 0.50%-0.75% will be applied to purchases, if any, made by DBSI in the secondary market.
■
Tax Treatment: Under the intended tax treatment, investors should realize only capital gains or losses upon disposition (including Early Redemption) or at Maturity. For a more detailed description of the intended tax treatment of the securities, please read the related Term Sheet, Product Supplement and Prospectus Supplement. Deutsche Bank does not provide legal, tax or accounting advice.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this document relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet and this document if you so request by calling toll-free 1-800-311-4409.

Underlying

DBLCI-MR PlusTM Total Return Index combines the DBLCI-MRTM Excess Return’s approach to investing in commodities markets with a momentum strategy that seeks to protect returns from downturns in the commodities market. On each monthly rebalancing date, the proportion of the Index invested in the DBLCI-MRTM Excess Return (the “Underlying Index”) is determined based on the Underlying Index performance over the previous twelve months.
The Underlying Index is composed of futures contracts on six commodities – crude oil, heating oil, aluminum, gold, wheat and corn.

■	Captures returns from two sources: spot return and roll yield.
■	Broad exposure to commodities as an asset class.
■	Frees the investor from the mechanics of futures trading (e.g., contract rolling and physical delivery).
■	Applies a mean reversion adjustment which reduces the weighting of expensive commodities while increasing the weighting of cheap commodities, according to a rule based mechanism.

The weighting of each commodity in the Underlying Index depends on the deviation of the commodity’s price from its long-term average. If the short-term moving average of a commodity rises significantly above its long-term moving average, the weighting of such commodity in the Underlying Index will be reduced and vice versa.  Both the DBLCI-Mean Reversion Plus and the DBLCI-Mean Reversion are described in more detail in underlying supplement no. 2 (http://www.sec.gov/Archives/edgar/data/1159508/000119312509200288/d424b21.pdf).

DBLCI-MR Underlying Allocation History	DBLCI-MR PlusTM Total Return Allocation History

Risks	Risks (continued)
■ The securities are not principal protected, and therefore, investors may lose part or all of their initial investment.
■ The inclusion of an Adjustment Factor reduces the payment at Maturity or upon Early Redemption.
■ The DBLCI-MR PlusTM Total Return Index has limited performance history. Publication of the DBLCI-MR PlusTM Total Return Index began in June 2007 and historical or retrospectively-calculated performance of the DBLCI-MR PlusTM Total Return Index should not be relied on to predict future performance.
■ Market prices of the commodities comprising the Underlying Index may fluctuate rapidly based on numerous factors, including but not limited to, changes in supply and demand relationships, weather, trends in agriculture and trade, fiscal, monetary and exchange control programs, domestic and foreign political and economic events and policies, disease, pestilence, technological developments and changes in interest rates. These factors may affect the values of the related contracts reflected in the Underlying Index and therefore the value of your securities in varying ways
■ A commodity hedging disruption event could result in the early acceleration of the securities. We have the right (but not the obligation) to repurchase the securities prior to maturity if legal or regulatory restritions prevent us from hedging our obligations under the securities.
■ An investment in the securities is subject to the credit of the Issuer.

■ The payout on the securities is linked to the value of the DBLCI-MR PlusTM Total Return Index on a specific valuation date.  Therefore, a temporary decline in value around the date of Maturity or Early Redemption could greatly affect the holder's return.
■ A liquid secondary market for the securities is not guaranteed and may be limited. The issuer may, but is not obligated to, purchase securities in the open market by tender or private agreement.
■ Potential conflicts of interest exist because the issuer, the calculation agent for the securities and the sponsor of the DBLCI-MR PlusTM Total Return Index and some of its components are the same legal entity.
■ For further risk considerations, please refer to accompanying term sheet no. 809R, underlying supplement no. 2, product supplement R including the section entitled “Risk Factors,” the prospectus supplement, and the prospectus.
■ Significant aspects of the U.S. federal income tax treatment of the securities are uncertain, and the Internal Revenue Service, or a court might not accept the tax consequences described in the accompanying term sheet no. 809R.

Important Information and Disclosures
■	This snapshot does not contain all the terms and conditions relevant to the securities. This snapshot must be read in conjunction with the accompanying term sheet no. 809R, prospectus supplement, prospectus, underlying supplement no. 2 and product supplement R. This snapshot does not purport to summarize all of the conditions, representations, warranties, and other provisions relevant to the securities.
■	We have sent you this document in our capacity as a potential counterparty acting at arm's length. We are not acting as your financial adviser or in a fiduciary capacity in respect of this proposed transaction or any other transaction with you unless otherwise expressly agreed by us in writing. Prospective investors should understand and discuss with their professional tax, legal, accounting and other advisors the effect of a transaction they may enter into.
■	Before entering into any transaction, you should take steps to ensure that you understand and have made an independent assessment of the appropriateness of the transaction in light of your own objectives and circumstances, including the possible risks and benefits of entering into such transaction. You should also consider making such independent investigations as you consider necessary or appropriate for such purposes.
■	The past performance of securities, indices or other instruments referred to herein does not guarantee or predict future performance.
■	The securities involve risk, which may include interest rate, commodity, currency, credit, political, liquidity, time value, and market risk, and are not suitable for all investors. For further risk considerations, please refer to the accompanying term sheet no. 809R, prospectus supplement, prospectus, underlying supplement no. 2 and product supplement R, including the section entitled “Risk Factors” in the accompanying term sheet.
■	The securities are not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other U.S. governmental agency.
■	We or our affiliates, or persons associated with us or such affiliates, may: maintain a long or short position in securities referred to herein, or in related futures or options, purchase or sell, make a market in, or engage in any other transaction involving such securities, and earn brokerage or other compensation.
■	“Deutsche Bank" means Deutsche Bank AG and its affiliated companies, as the context requires. Deutsche Bank Private Wealth Management refers to Deutsche Bank's wealth management activities for high-net-worth clients around the world. Deutsche Bank Alex Brown is a division of Deutsche Bank Securities Inc.